SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October 2011, Alexander Merk and Hanna Tikkanen Merk acquired control due to ownership of greater than 25% of the Merk Currency Enhanced U.S. Equity Fund’s (the "Fund") outstanding shares.  Alexander Merk and Hanna Tikkanen Merk owned 53.02% of the Fund and thus controlled the Fund as of that date.

In the month of December 2011, the percentage of shares of the Fund registered to Merk Investments LLC fell to 23.94% of the Fund’s outstanding shares and thus no longer controlled the Fund as of that date.